UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10026884

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67908

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilton Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11024 N 28th Drive Suite #170
(No. and Street)

Phoenix (City) Arizona (State) 85029 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack W. Hilton 602-375-8951
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maastricht, Michael
(Name – *if individual, state last, first, middle name*)

10640 N. 28th Drive, Suite C-209 (Address) Phoenix (City) Arizona (State) 85029 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC
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SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack W. Hilton, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilton Securities Corporation, as of December 31st, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Joni M. Kimel

Notary Public

Joni M. Kimel
Notary Public - Arizona
Maricopa County
My Commission Expires
May 23, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HILTON SECURITIES CORPORATION
(a development stage company)

Phoenix, Arizona

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2009 and 2008

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

MICHAEL MAASTRICHT, CPA

Certified Public Accountant

10640 North 28th Drive, Suite C-209
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com e-mail

Independent Auditor's Report

To the Stockholder
Hilton Securities Corporation (a development stage company):

We have audited the accompanying balance sheets of Hilton Securities Corporation, (a development stage company) as of December 31, 2009 and 2008, and the related statements of operations, member's equity and cash flows for the year ended December 31, 2009 and the nine months ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hilton Securities Corporation (a development stage company) as of December 31, 2009 and 2008, and the results of its operations and cash flows for the year ended December 31, 2009 and the nine months ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Michael Maastricht, CPA

Phoenix, Arizona
February 10, 2010

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

Hilton Securities Corporation
(a development stage company)

Balance Sheets
December 31, 2009 and 2008

ASSETS

	2009	2008
Current assets:		
Cash	$ 35,000	29,506
Total current assets	35,000	29,506
Deferred tax asset	-	168
	$ 35,000	$ 29,674

STOCKHOLDER'S EQUITY

	2009	2008
Current liabilities:		
Income taxes payable	$ 1,048	-
Total current liabilities	1,048	-
Stockholder's equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding.	20,000	20,000
Additional paid in capital	10,000	10,000
Retained earnings (accumulated loss)	3,952	(326)
Total stockholder's equity	33,952	29,674
	$ 35,000	29,674

See accompanying notes.

Hilton Securities Corporation
(a development stage company)

Statement of Operations
For the Year Ended December 31, 2009
and the Nine Months Ended December 31, 2008

	2009	2008
Revenue:		
Commissions	$ 2,100	3,000
Expense reimbursement	84,388	25,419
	86,488	28,419
Expenses:		
Regulatory fees	5,009	7,527
Office expenses	75,985	21,386
	80,994	28,913
Net income (loss) before provision for Federal and state income taxes	5,494	(494)
(Provision) benefit for Federal and state income taxes	(1,216)	168
Net income (loss)	$ 4,278	$ (326)

See accompanying notes.

Hilton Securities Corporation
(a development stage company)

Statement of Stockholder's Equity
For the Year Ended December 31, 2009
and the Nine Months Ended December 31, 2008

	Stockholder's Capital	Accumulated Loss	Total
Capital contribution	$ 20,000		20,000
Additional paid in capital	10,000		10,000
Net loss		(326)	(326)
Balance, December 31, 2008	30,000	(326)	29,674
Net income		4,278	4,278
Balance, December 31, 2009	$ 30,000	3,952	33,952

See accompanying notes.

Hilton Securities Corporation
(a development stage company)

Statements of Cash Flows
For the Year Ended December 31, 2009
and the Nine Months Ended December 31, 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ 4,278	(326)
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (increase) in deferred tax asset	168	(168)
Increase in income taxes payable	1,048	-
Net cash provided (used) by operating activities	5,494	(494)
Cash flows from financing activities:		
Capital contributed	-	20,000
Additional paid in capital	-	10,000
Net cash provided by financing activities	-	30,000
Net increase in cash	5,494	29,506
Cash at beginning of year	29,506	-
Cash at end of year	$ 35,000	29,506

See accompanying notes.

HILTON SECURITIES CORPORATION
(a development stage company)

Notes to Financial Statements
For the Year Ended December 31, 2009
and the Nine Months Ended December 31, 2008

---

(1) Summary of significant accounting policies:

Nature of Company's business:

The Company was registered under the laws of the State of Arizona in April, 2008 to operate as a broker dealer in the business of marketing investments in partnerships and limited liability corporations. There was little activity in 2009 and 2008 and most 2008 expenses were incurred for regulatory and start-up costs. The Company expects to start earning income in 2010 and will operate in Arizona.

Advertising costs:

The Company generally expenses the cost of its advertising as of the date the advertisements take place. There are no deferred advertising expenses.

Statement of cash flows:

All highly liquid investments with an original maturity date of three months or less when purchased are considered to be cash equivalents.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, which is carried at fair value.

HILTON SECURITIES CORPORATION
(a development stage company)

Notes to Financial Statements
For the Year Ended December 31, 2009
and the Nine Months Ended December 31, 2008

(2) Income taxes:

The (provision) benefit for Federal and state income taxes consists of the following:

	Federal	State	2009 Total	2008
Current	$ (698)	(350)	(1,048)	-
Deferred	(133)	(35)	(168)	168
	$ (830)	(385)	(1,216)	168

The deferred taxation in 2008 was from a net operating loss of $494, which was utilized in 2009.

(3) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. Under FINRA's formula, the Company must maintain a net worth of $5,000 as of December 31, 2009.

Hilton Securities Corporation
(a development stage company)

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2009

Stockholder's equity (capital) per balance sheet at December 31, 2009	$	33,952
Less not allowable assets: Cash in CRD account		2,249
Net capital for NASD requirement purposes as of December 31, 2009		31,703
Net capital required		5,000
Net capital in excess of amount required	$	26,703

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2009, except for a tax accrual of $1,048.

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

10640 North 28th Drive, Suite C-209
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com e-mail

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Stockholder
Hilton Securities Corporation (a development stage company):

In planning and performing our audit of the financial statements of Hilton Securities Corporation, (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including the consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

To the Member
Hilton Securities Corporation (a development stage company):
Page 3 of 3

This report is intended solely for the information and use of the Stockholder, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael Maastricht, CPA

Phoenix, Arizona
February 10, 2010